EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Corporation Reports Second Quarter Earnings

•	GAAP earnings per share of $0.15 for the quarter

•	Adjusted earnings per share of $0.17 for the quarter

•	Completed acquisition of Joe Johnson Equipment (“JJE”)

•	Total reported orders of $187 million, up 38% compared to the first quarter of 2016 and 7% compared to last year

◦	ESG orders, excluding the JJE acquisition impact, up 36% compared to the first quarter of 2016 and up 6% compared to last year

•	Returned $21.1 million to shareholders, the most in any quarter in nearly 15 years
Oak Brook, Illinois, July 28, 2016 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the second quarter ended June 30, 2016.
During the second quarter, the Company completed the acquisition of substantially all the assets and operations of JJE for an initial payment of $96.6 million.
“This time last year, we talked about our appetite for adding at least $250 million from acquisitions to our revenue run-rate by 2018. With that goal in mind, we were delighted to complete the acquisition of JJE during the quarter as a meaningful step along that path,” said Jennifer L. Sherman, President and Chief Executive Officer.
Consolidated net sales for the second quarter were $172.3 million, down 16% versus the same quarter a year ago. Second quarter income from continuing operations was $9.4 million, equal to $0.15 per diluted share, compared to $18.2 million, equal to $0.29 per share, in the prior-year quarter.
The Company also reported adjusted net income from continuing operations for the second quarter of $10.1 million, equal to $0.17 per diluted share, compared to $18.5 million, or $0.29 per diluted share, in the same quarter a year ago. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release. All results discussed herein are for continuing operations, and previously reported results have been recast to reflect the Fire Rescue Group as a discontinued operation following the sale of the Bronto Skylift business earlier in the year.
Municipal Markets Remain Solid; Orders and Backlog Improve with Completion of JJE Acquisition
“Our municipal markets remain solid and, in spite of continued softness in industrial demand, our total reported orders increased in comparison with both the first quarter of 2016 and the prior-year quarter, mostly as a result of the JJE acquisition. Excluding the effects of the acquisition, ESG reported a sequential order improvement of $28.6 million, or 36%,” noted Sherman.
In the Environmental Solutions Group, sales were down $27.2 million, or 19%, primarily due to lower sales of vacuum trucks. Sales in the Safety and Security Systems Group decreased by $5.9 million, or 10%, on reduced sales into industrial markets, offset by improved sales into public safety markets. Ongoing effects related to oil and gas end markets continue to adversely impact industrial sales in both groups.
Consolidated second quarter operating income was $14.3 million, down from $29.2 million in the prior-year quarter. Operating income in the current-year quarter includes $0.4 million of acquisition related expenses. Consolidated operating margin was 8.3%, compared to 14.2% last year. The margin decrease was primarily due to lower sales volume and changes in mix within the Environmental Solutions Group. Corporate expenses for the quarter were about the same as a year ago at $7.2 million. The effective income tax rate for the quarter, at 33.8%, was slightly lower than the prior-year quarter and expectations for the full year. The cash tax rate for the year is expected to be approximately 15-20%.
Consolidated orders were $187.3 million for the quarter, up 7% compared to last year and up 38% compared to the first quarter of 2016. Consolidated backlog of $149.8 million was up 11% from the end of the first quarter. The increase in orders and backlog was primarily due to the acquisition of JJE.
Strong Financial Position Supports M&A and Cash Returns to Shareholders
In addition to completing the JJE acquisition, the Company funded share repurchases of $16.8 million and dividends of $4.3 million during the second quarter. At June 30, 2016, we had approximately $36 million remaining under our authorized share repurchase programs. The Board of Directors also recently declared a $0.07 per share dividend that will be payable in the third quarter.
“Our debt remains low and our financial position continues to be very strong, allowing us to return $21.1 million of value to our shareholders in the quarter, the most in any quarter in nearly 15 years,” said Sherman.
Net cash of $10.6 million was provided by continuing operating activities in the second quarter of 2016, compared to $30.0 million in the prior-year quarter. For the first half of 2016, net cash of $3.9 million was provided by continuing operating activities, compared to $30.8 million in the same period of 2015. The operating cash flow in both current-year periods was lower by approximately $11 million as a result of the non-cash settlement, in connection with the acquisition, of accounts receivable due from JJE.
At June 30, 2016, consolidated debt was $67 million, compared to $49 million a year ago, with $240 million of availability for borrowings. Cash and cash equivalents at June 30, 2016 were $39 million, compared to $36 million a year ago.
Outlook
“We remain confident in our businesses and our markets for the long term. With our strong balance sheet and ongoing actions to bring our cost structure in line with current demand, we are well-positioned to work through the headwinds raised by the ongoing weakness in our industrial markets,” commented Sherman. “We are committed to pursuing additional strategic acquisitions and maintaining appropriate levels of investment in our sales efforts and new products to build momentum for future growth.
“Continued softness in industrial demand has weighed on our orders and revenue outlook during the first half of the year, particularly in our businesses that serve oil and gas related end markets, and we do not believe these markets will recover meaningfully during the second half of the year. On a positive note, some of this decline has been offset by healthy municipal demand, our cost reduction initiatives and sales of new products. When we provided our outlook for 2016 earlier in the year, we mentioned that a likely accounting implication of the JJE acquisition would be a change in the timing of revenue and profit recognition, which should normalize over a period of about three years. We now expect that this temporary profit deferral could reduce our 2016 EPS outlook by up to $0.05. Considering these factors, we are adjusting our 2016 EPS outlook from a range of $0.70 to $0.80 to a range of $0.65 to $0.75.”
CONFERENCE CALL
Federal Signal will host its second quarter conference call on Thursday, July 28, 2016 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-888-438-5519 and entering the pin number 7949735. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: http://www.federalsignal.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions; product and price competition; supplier and raw material prices; foreign currency exchange rate changes; interest rate changes; increased legal expenses and litigation results; legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Brian Cooper, Chief Financial Officer, +1-630-954-2000, bcooper@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except per share data)	2016	2015	2016	2015
Net sales	$172.3	$205.4	$345.1	$401.9
Cost of sales	127.3	144.7	252.7	286.3
Gross profit	45.0	60.7	92.4	115.6
Selling, engineering, general and administrative expenses	30.3	31.1	59.9	61.5
Acquisition and integration related expenses	0.4	—	0.9	—
Restructuring	—	0.4	1.2	0.4
Operating income	14.3	29.2	30.4	53.7
Interest expense	0.4	0.6	0.8	1.2
Debt settlement charges	—	—	0.3	—
Other (income) expense, net	(0.3)	—	(1.0)	1.2
Income from continuing operations before income taxes	14.2	28.6	30.3	51.3
Income tax expense	(4.8)	(10.4)	(10.5)	(18.7)
Income from continuing operations	9.4	18.2	19.8	32.6
(Loss) gain from discontinued operations and disposal, net of income tax (benefit) expense of $(0.3), $(0.1), $4.1 and $0.0, respectively	(0.3)	0.1	2.9	0.6
Net income	$9.1	$18.3	$22.7	$33.2
Basic earnings per share:
Earnings from continuing operations	$0.16	$0.29	$0.32	$0.52
(Loss) gain from discontinued operations and disposal, net of tax	(0.01)	—	0.05	0.01
Net earnings per share	$0.15	$0.29	$0.37	$0.53
Diluted earnings per share:
Earnings from continuing operations	$0.15	$0.29	$0.32	$0.51
(Loss) gain from discontinued operations and disposal, net of tax	—	—	0.05	0.01
Net earnings per share	$0.15	$0.29	$0.37	$0.52
Weighted average common shares outstanding:
Basic	60.1	62.6	61.1	62.5
Diluted	60.9	63.6	61.9	63.5
Cash dividends declared per common share	$0.07	$0.06	$0.14	$0.12

Operating data:
Operating margin	8.3%	14.2%	8.8%	13.4%
Total orders	$187.3	$174.6	$323.0	$338.6
Backlog	149.8	190.9	149.8	190.9
Depreciation and amortization	4.2	3.2	7.2	6.2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2016	December 31, 2015
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$38.7	$76.0
Accounts receivable, net of allowances for doubtful accounts of $1.1 and $0.8, respectively	82.5	73.0
Inventories	119.5	87.2
Prepaid expenses and other current assets	13.0	15.1
Current assets of discontinued operations	—	63.8
Total current assets	253.7	315.1
Properties and equipment, net of accumulated depreciation of $102.6 and $100.2, respectively	46.2	45.0
Rental equipment, net of accumulated depreciation of $4.2 and $2.6, respectively	90.1	7.9
Goodwill	236.2	231.6
Intangible assets, net of accumulated amortization of $0.4 and $0.4, respectively	12.2	0.2
Deferred tax assets	6.4	20.1
Deferred charges and other assets	4.1	3.3
Long-term assets of discontinued operations	2.4	43.3
Total assets	$651.3	$666.5
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and capital lease obligations	$0.6	$0.4
Accounts payable	40.9	38.0
Customer deposits	5.9	3.7
Accrued liabilities:
Compensation and withholding taxes	12.9	18.6
Other current liabilities	30.9	27.9
Current liabilities of discontinued operations	3.9	28.6
Total current liabilities	95.1	117.2
Long-term borrowings and capital lease obligations	66.3	43.7
Long-term pension and other postretirement benefit liabilities	50.7	55.2
Deferred gain	11.7	12.6
Other long-term liabilities	28.0	16.9
Long-term liabilities of discontinued operations	3.5	15.3
Total liabilities	255.3	260.9
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 65.3 and 64.8 shares issued, respectively	65.3	64.8
Capital in excess of par value	197.4	195.6
Retained earnings	289.0	274.9
Treasury stock, at cost, 5.4 and 2.6 shares, respectively	(76.6)	(40.9)
Accumulated other comprehensive loss	(79.1)	(88.8)
Total stockholders’ equity	396.0	405.6
Total liabilities and stockholders’ equity	$651.3	$666.5

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30,
(in millions)	2016	2015
Operating activities:
Net income	$22.7	$33.2
Adjustments to reconcile net income to net cash provided by operating activities:
Gain from discontinued operations and disposal	(2.9)	(0.6)
Depreciation and amortization	7.2	6.2
Deferred financing costs	0.5	0.2
Deferred gain	(0.9)	(1.0)
Stock-based compensation expense	2.2	3.1
Excess tax benefit from stock-based compensation	—	(0.3)
Pension expense, net of funding	(2.2)	(2.2)
Deferred income taxes	7.0	14.6
Changes in operating assets and liabilities, net of effects of acquisitions and discontinued operations	(29.7)	(22.4)
Net cash provided by continuing operating activities	3.9	30.8
Net cash provided by (used for) discontinued operating activities	1.3	(3.4)
Net cash provided by operating activities	5.2	27.4
Investing activities:
Purchases of properties and equipment	(3.6)	(5.1)
Payments for acquisitions, net of cash acquired	(102.6)	—
Other, net	(0.5)	0.1
Net cash used for continuing investing activities	(106.7)	(5.0)
Net cash provided by (used for) discontinued investing activities	88.0	(0.5)
Net cash used for investing activities	(18.7)	(5.5)
Financing activities:
Increase in revolving lines of credit, net	64.8	—
Payments on long-term borrowings	(43.4)	(1.4)
Payments of debt financing fees	(1.1)	—
Purchases of treasury stock	(33.1)	(5.0)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(2.6)	(2.9)
Cash dividends paid to stockholders	(8.6)	(7.5)
Proceeds from stock-based compensation activity	0.2	0.4
Excess tax benefit from stock-based compensation	—	0.3
Other, net	(0.4)	(0.3)
Net cash used for continuing financing activities	(24.2)	(16.4)
Net cash provided by discontinued financing activities	0.7	—
Net cash used for financing activities	(23.5)	(16.4)
Effects of foreign exchange rate changes on cash and cash equivalents	(0.3)	—
(Decrease) increase in cash and cash equivalents	(37.3)	5.5
Cash and cash equivalents at beginning of year	76.0	30.4
Cash and cash equivalents at end of period	38.7	35.9
Less: Cash and cash equivalents of discontinued operations at end of period	—	(2.5)
Cash and cash equivalents of continuing operations at end of period	$38.7	$33.4

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three and six months ended June 30, 2016 and 2015:
Environmental Solutions Group

	Three Months Ended June 30,			Six Months Ended June 30,
($ in millions)	2016	2015	Change	2016	2015	Change
Net sales	$119.4	$146.6	$(27.2)	$234.8	$286.8	$(52.0)
Operating income	14.9	29.2	(14.3)	31.4	53.1	(21.7)
Operating data:
Operating margin	12.5%	19.9%	(7.4)%	13.4%	18.5%	(5.1)%
Total orders	$135.3	$114.2	$21.1	$218.5	$220.5	$(2.0)
Backlog	117.0	152.0	(35.0)	117.0	152.0	(35.0)
Depreciation and amortization	3.1	2.0	1.1	4.9	3.8	1.1
Safety and Security Systems Group

	Three Months Ended June 30,			Six Months Ended June 30,
($ in millions)	2016	2015	Change	2016	2015	Change
Net sales	$52.9	$58.8	$(5.9)	$110.3	$115.1	$(4.8)
Operating income	6.6	7.3	(0.7)	11.5	13.9	(2.4)
Operating data:
Operating margin	12.5%	12.4%	0.1%	10.4%	12.1%	(1.7)%
Total orders	$52.0	$60.4	$(8.4)	$104.5	$118.1	$(13.6)
Backlog	32.8	38.9	(6.1)	32.8	38.9	(6.1)
Depreciation and amortization	1.1	1.2	(0.1)	2.2	2.3	(0.1)
Corporate Expenses
Corporate operating expenses were $7.2 million and $7.3 million for the three months ended June 30, 2016 and 2015, respectively. For the six months ended June 30, 2016 and 2015, corporate operating expenses were $12.5 million and $13.3 million, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and earnings per share from continuing operations (“EPS”):
The Company believes that modifying its 2016 and 2015 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improve the comparability of results across reporting periods. During the three and six months ended June 30, 2016 and 2015 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of restructuring activity, acquisition and integration related expenses, purchase accounting effects and debt settlement charges, where applicable.

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2016	2015	2016	2015
Income from continuing operations	$9.4	$18.2	$19.8	$32.6
Add:
Income tax expense	4.8	10.4	10.5	18.7
Income before income taxes	14.2	28.6	30.3	51.3
Add (less):
Restructuring	—	0.4	1.2	0.4
Acquisition and integration related expenses	0.4	—	0.9	—
Purchase accounting effects (a)	0.5	—	0.5	—
Debt settlement charges	—	—	0.3	—
Adjusted income before income taxes	15.1	29.0	33.2	51.7
Adjusted income tax expense (b)	(5.0)	(10.5)	(11.5)	(18.8)
Adjusted net income from continuing operations	$10.1	$18.5	$21.7	$32.9

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars per diluted share)	2016	2015	2016	2015
EPS, as reported	$0.15	$0.29	$0.32	$0.51
Add:
Income tax expense	0.08	0.16	0.17	0.29
Income before income taxes	0.23	0.45	0.49	0.80
Add (less):
Restructuring	—	0.01	0.02	0.01
Acquisition and integration related expenses	0.01	—	0.01	—
Purchase accounting effects (a)	0.01	—	0.01	—
Debt settlement charges	—	—	0.01	—
Adjusted income before income taxes	0.25	0.46	0.54	0.81
Adjusted income tax expense (b)	(0.08)	(0.17)	(0.19)	(0.29)
Adjusted EPS	$0.17	$0.29	$0.35	$0.52

(a)
Purchase accounting effects relate to adjustments to exclude the step-up in the valuation of JJE inventory that was sold subsequent to the acquisition in the three and six months ended June 30, 2016, as well as to exclude the depreciation of the step-up in the valuation of the rental fleet acquired.

(b)
Adjusted income tax expense for the three and six months ended June 30, 2016 and 2015 was recomputed after excluding the impact of restructuring activity, acquisition and integration related expenses, purchase accounting effects and debt settlement charges, where applicable.

Total debt to adjusted EBITDA ratio:
The Company uses the ratio of total debt to adjusted EBITDA as one measure of its long-term financial stability. The ratio of debt to adjusted EBITDA is a non-GAAP measure that represents total debt divided by the trailing 12-month total of income from continuing operations before interest expense, debt settlement charges, acquisition and integration related expenses, restructuring charges, other (income) expense, income tax expense, and depreciation and amortization expense. The Company uses the ratio to calibrate the magnitude of its debt and its debt capacity against adjusted EBITDA, which is used as an operating performance measure. We believe that investors use a version of this ratio in a similar manner. In addition, financial institutions (including the Company’s lenders) use the ratio in connection with debt agreements to set pricing and covenant limitations. For these reasons, the Company believes that the ratio is a meaningful metric to investors in evaluating the Company’s long-term financial performance and stability. Other companies may use different methods to calculate total debt to EBITDA. The following table summarizes the Company’s ratio of total debt to adjusted EBITDA and reconciles income from continuing operations to adjusted EBITDA as of and for the trailing 12-month periods ended June 30, 2016 and 2015:

	Trailing Twelve Months Ending June 30,
($ in millions)	2016	2015
Total debt	$66.9	$48.6

Income from continuing operations	53.0	67.5
Add:
Interest expense	1.9	2.9
Debt settlement charges	0.3	—
Acquisition and integration related expenses	0.9	—
Restructuring	1.2	0.5
Other (income) expense, net	(1.2)	2.7
Income tax expense	25.9	31.6
Depreciation and amortization	13.3	12.1
Adjusted EBITDA	$95.3	$117.3

Total debt to adjusted EBITDA ratio	0.7	0.4